Exhibit 99.1

Press Release

K-Tech Solutions Company Limited and Aurora AZ Energy Ltd. Announce Construction and Testing Progress on Initial 5 MW Capacity Phase of Joint Venture

HONG KONG and NEW YORK, Jun 11, 2026 (GLOBE NEWSWIRE) -- K-Tech Solutions Company Limited (Nasdaq: KMRK) (“K-Tech” or the “Company”), a dedicated technology firm specializing in complex electromechanical products now tapping into the market of high-performance computing infrastructure, today provided a corporate update on the joint venture (the “Joint Venture”) between its subsidiary K-Mark Technology Ltd and its partner Aurora AZ Energy Ltd. (“Aurora”) regarding the latest development of their large-scale computing infrastructure in Alberta, Canada.

Following the initial partnership framework to deploy up to 500 megawatts (MW) of IT capacity, the Joint Venture is pleased to announce that construction is officially in progress on an initial 5 MW capacity phase. In addition, onsite technical testing has commenced to validate the integration of Aurora’s wellhead-sourced power infrastructure with K-Tech’s high-density computing systems.

This initial 5 MW build-out serves as the critical operational proof-of-concept for the larger planned 100 MW flagship deployment in Alberta, Canada. The ongoing testing phase is designed to optimize power efficiency, ensure environmental compliance, and verify the cost-efficiencies of utilizing natural gas resources directly at the wellhead before scaling to broader data center environments.

About K-Tech Solutions Company Limited (NASDAQ: KMRK)

K-Tech Solutions Company Limited is principally engaged in the design, development, testing and sale of a diverse portfolio of toy products ranging from simple plastic toy products to more complex electromechanical toy products. Our solution services span across the entire development stage of toy products from design, prototype testing, production management, quality control to after-sales services. We specialize in the development of infant and pre-school educational toys and learning kits.

We started our operation in 2016 and have developed relationships with our customers mainly located in European and North American countries which possess renowned brands and intellectual properties in toy products. We have strong capability in product innovation, design and project management which allow us to provide product development solution to transform conceptual design into prototypes and further into commercialization of toy products. For more information, please visit https://www.k-mark.tech/.

About Aurora AZ Energy Ltd.

Aurora AZ Energy Ltd. is a Calgary-based energy infrastructure company focused on wellhead natural gas power solutions. The company develops systems that convert natural gas resources into electricity to support high-density computing applications, including artificial intelligence, high-performance computing and digital infrastructure. Aurora AZ Energy Ltd. was incorporated in Canada in 2023.

Forward-Looking Statements

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

K-Tech Solutions Company Limited Investor Relations Contact:

Unit A, 7/F Mai On Industrial Building

17-21 Kung Yip Street, Kwai Chung,

New Territories, Hong Kong

Phone: (+852) 2741 3165

Email: johnnykwok@k-mark.com